Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

September 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	ASPAC I Mini Acquisition Corp. Responses to Staff’s Comments on Amendment No. 2 to
Draft Registration Statement on Form F-4
Submitted on August 15, 2023
CIK No. 0001981662

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-4 submitted on August 15, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 30, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus, page 20

1.	We note your revised disclosure in response to comment 3, which we reissue in part. Per the last sentence of comment 2 of the Division of Corporation Finance’s Sample Letter to China Based Companies issued by the Staff in December 2021, please revise the Summary to address the legal and operational risks highlighted on the cover page, including whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, disclose in the Summary, not just the cover page, that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau specifically have or may impact NewGenIvf’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange. Please further clarify that the legal and operational risks associated with China also apply to operations in Hong Kong. Here or elsewhere, provide more detail regarding the application of China’s Basic Law’s Annex III, as it applies to Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 to 41 and pages 84 to 85 of the Amendment.

2.	We note your response to comment 4 and your statement on page 36: “In the event that the Trial Measures are applicable to NewGenIvf or its subsidiaries, if NewGenIvf or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and NewGenIvf and/or NewGenIvf’s subsidiaries are required to obtain such permissions or approvals in the future, the relevant governmental authorities would have broad discretion in dealing with such violation....” Please expand this disclosure to discuss all permissions or approvals that may be required from Chinese authorities to operate NewGenIvf’s business and to offer the securities being registered to foreign investors, not just with respect to the Trial Measures.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 37 to 38 and page 40 of the Amendment.

Risk Factors, page 40

3.	It appears that NewGenIvf has recently restated its financial statements. Please add risk factor disclosure regarding the risks associated with this restatement.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 67 of the Amendment.

Proposal No. 2 - The Acquisition Merger Proposal

Background of the Business Combination, page 104

4.	We note your response to comment 8 and reissue in part. Please provide more detail regarding the process of narrowing the original 20 potential target companies to 10 potential targets and again to four candidates, to include NewGenIvf.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 109-110 of the Amendment.

5.	To the extent that any persons associated with Seazen Resources Investment Limited were involved in the negotiations and discussions with NewGenIvf please revise to describe this involvement.

COMPANY RESPONSE: Seazen Resources Investment Limited (“Seazen”) was present at certain negotiations and discussions and was included in certain email communications with NewGenIvf, and the Company periodically provided the management team of Seazen with updates. Although Seazen shared its perspective with the parties, Seazen made clear that the Company and NewGenIvf were responsible for making their own independent decisions and that Seazen did not represent either party. In addition, the parties attended a few social gatherings; however, such gatherings did not involve substantive negotiations. In response to the Staff’s comment, the Company has revised the disclosure on pages 111, 113, 114 and 115 of the Amendment.

Operational Projections and Assumptions, page 114

6.	In response to prior comment 11 you set forth that the Updated Model projections were originally prepared based on NewGenIvf’s revenue recognition policy [...] in accordance with U.S. GAAP. Therefore, the projections were originally based on a revenue recognition policy that differed from the method employed by WWC, P.C. Subsequent to the issuance of the fairness opinion by IJW, NewGenIvf prepared a further updated version of the projections that is consistent with WWC, P.C.’s approach towards revenue recognition (“Final Model”). The projections in the Final Model deferred revenue in accordance with the revenue recognition policy used by NewGenIvf in its financial statements.... Please clarify (i) what you mean by a revenue recognition policy employed by WWC, P.C. and (ii) whether the revenue recognition policy currently underlying the projections complies with U.S. GAAP and is the same revenue recognition policy as applied in the 2022 and 2023 financial statements.

COMPANY RESPONSE: The revenue recognition policy is employed by NewGenIvf, not WWC, P.C, in its audited financial statements for the years ended December 31, 2021 and December 31, 2022 and the revenue recognition currently underlying the projections complies with U.S. GAAP and is the same revenue recognition policy as applied in the 2022 and 2023 financial statements. The Company wanted to make clear that the revenue recognition policy was consistent with that used in the financial statements audited by WWC, P.C., but used awkward phrasing to do so. In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amendment to clarify this language.

Interests of Certain Persons in the Business Combination, page 124

7.	We note your revised disclosure to comment 13 and reissue the comment. Please state whether any ASCA director disclosed any interest in the potential business combination with NewGenIvf as it was being put forth to the board of directors. Additionally, in general, please revise to clarify how each board member considered their obligations and conflicts of interest in discovering, negotiating, and recommending the business combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 126, 129 and 217 of the Amendment.

Material U.S. Federal Income Tax Consequences, page 134

8.	We note your response to comment 14. While you have deleted the tax consequences to NewGenIVF shareholders, your discussion under “U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders” continues to state that “if the Reincorporation Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code, and provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its ASCA securities pursuant to the Reincorporation Merger should not recognize gain or loss on the exchange of ASCA securities for PubCo securities” and “[i]f the Reincorporation Merger fails to qualify as a “reorganization” within the meaning of Section 368 of the Code, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its ASCA securities for PubCo securities in the Reincorporation Merger will recognize gain or loss….” As a result, it appears that tax consequences may be material to shareholders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 83 and 143 of the Amendment. The form of tax opinion was filed as an Exhibit 8.1 to the Amendment.

Revenue, page 177

9.	We have reviewed your revised disclosure in response to prior comment 17. Please quantify the actual impact of sales price changes and of foreign currency rate fluctuations on your 2021 versus 2022 revenue variances. Also address the reason for the increase in revenue per customer. Quantify any material change in the numbers of medical services performed in each period and correlate that change to the revenue variance. See the guidance in Item 5.A. of Form 20-F.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 184 of the Amendment.

Liquidity and Capital Resources, page 182

10.	We have reviewed your revised disclosure in response to prior comments 18 and 25, and note that $0.7 million of the amount owed by Mr. Siu and his spouse can be offset by dividends that have already been approved by NewGenIvf’s Board -- which they presumably control as principal shareholders. Consequently, it appears that the $.7 million should be accounted for as a capital distribution and deducted from equity instead of as an asset. Please revise your presentation of these amounts so they are a deduction from shareholders’ equity. Refer to SAB Topic 4:G, by analogy. In addition, please revise your disclosure to state the date that the other $.7 million amount was repaid in cash. We may have further comments after the repayment agreement is filed.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 189 and 232 of the Amendment. The Repayment Agreement was filed as Exhibit 10.18 to the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 189

11.	We note in response to prior comment 19 you have presented a pro forma balance sheet as of March 31, 2023. Please remove the pro forma balance sheet as of December 31, 2022. As it relates to the March 31, 2023 pro forma balance sheet, please change the label from total shareholder’s equity to total shareholders’ equity (deficit) and put parenthesis around the $4,895,364. In addition, please provide pro forma statement of operations for the interim period through March 31, 2023, or any updated period provided in the filing. Refer to Rule 11-02(c)(2) of Regulation S-X.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has removed the pro forma balance sheet as of December 31, 2022 and changed the label as indicated in the comment on page 199 of the Amendment.

With respect to the pro-forma financial statements required to be included in the Amended Registration Statement, Section 6220.8 (a) of the Division of Corporation Finance Financial reporting manual provides the following:

The age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If a foreign private issuer files a Form F-4 and the target company is a U.S. domestic registrant, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F. By contrast, if a U.S. domestic registrant files a Form S-4 and the target company is a foreign private issuer, the age of the pro forma information must be determined by reference to S-X 3-12.

Since the registrant is a foreign private issuer, the pro-forma information may be determined by reference to Item 8 of Form 20-F, and not by Rule 11-02(c)(2) of Regulation S-X as indicated by the Staff’s comment. Item 8(A)(5) of Form 20-F dictates that if the registration statement “is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year.” There is no requirement on the part of a foreign private issuer to provide quarterly information, and the six month information is not required to be provided until the registration statement is dated more than nine months after the last fiscal year end. Since it is still prior to September 30 (the end of the nine-month period after the most recent audit applicable for a foreign private issuer whose year-end is December 31), the pro-forma financial information is not required to be updated beyond December 31, 2022.

Compensation of Directors and Executive Management, page 216

12.	In response to prior comment 21 we note revised disclosure that “none of Mr. Siu, Wing Fung Alfred, Ms. Fong, or Hei Yue Tina received any compensation for their respective services for the years ended December 31, 2021 and 2022.” We also note that these individuals holder officer positions, including Chief Executive Officer and Chief Marketing Officer. Please revise NewGenIvf’s financial statements to reflect the value of the services provided by these executive officers for the years presented, recorded as an operating expense and additional paid-in capital. Refer to SAB Topic 1:B and 5.T.

COMPANY RESPONSE: In response to the Staff’s comment, having considered SAB Topic 1:B and 5.T., NewGenIvf is of the view that there was no exchange of valuable consideration between NewGenIvf and Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina, for services they rendered as Chief Executive Officer and Chief Marketing Officer, respectively. There is no written or oral agreement between NewGenIvf and the two directors on compensation of any kind, and neither of them reported taxable salary income in countries where NewGenIvf operates. Given that both Mr. Siu and Ms. Fong are concurrently controlling shareholders of NewGenIvf, services rendered by them are not arm’s-length. The Company has revised the disclosure on page F-67 of the Amendment.

13.	Please disclose the page 216 compensation amounts in US dollars. Also, if you expect that the compensation amounts disclosed herein may change significantly after consummation of the Business Combination, then please disclose this uncertainty in a risk factor, and in a note to the pro forma financial statements, and in MD&A.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 221 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 222

14.	Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Seazen Resources Investment Limited on page 223.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 228 of the Amendment.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:	Claudius Tsang

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